UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
KEZAR LIFE SCIENCES, INC.
(Name of Subject Company (Issuer))
AURINIA PHARMA U.S., INC.
(Name of Filing Persons (Co-Offeror 1))
AURINIA MERGER SUB, INC.
(Name of Filing Persons (Co-Offeror 2))
AURINIA PHARMACEUTICALS INC.
(Name of Filing Persons (Co-Offeror 3))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
49372L209
(CUSIP Number of Class of Securities)
Kevin Tang
Aurinia Pharma U.S., Inc.
77 Upper Rock Circle, Suite 700,
Rockville, Maryland 20850
(250) 744-2487
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer (the “Offer”) by Aurinia Pharma U.S., Inc., a Delaware corporation (“Parent”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of Kezar Life Sciences, Inc., a Delaware corporation (“Kezar”), for: (i) $6.955 per Share in cash, without interest (the “Cash Amount”); plus (ii) one nontransferable contractual contingent value right for each Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase, dated April 13, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 30, 2026 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Kezar, Parent and Aurinia Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, the “Buyer Entities”), and, solely for the purposes of Section 10.13 of the Merger Agreement, Aurinia Pharmaceuticals Inc., a corporation amalgamated under the laws of the Province of Alberta (“Ultimate Parent” or “Aurinia”), a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.
All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.
ITEM 1.	SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION.
(a) The subject company and the issuer of the securities subject to the Offer is Kezar. Its principal executive office is located at 4000 Shoreline Court, Suite 300, South San Francisco, California 94080, and its telephone number is (650) 822-5600.
(b) This Schedule TO relates to the Shares. According to Kezar as of the close of business on April 10, 2026, there were: (i) 7,387,701 Shares issued and outstanding; (ii) no Shares held by Kezar in its treasury; (iii) 1,220,541 Shares subject to outstanding Company Options with a weighted-average exercise price of approximately $17.86 per Share, 334,800 of which were In-the-Money Options with a weighted-average exercise price of approximately $6.31 per Share; (iv) no Shares subject to outstanding Company Restricted Stock Unit Awards; (v) no Shares reserved for future issuance under the Company’s 2015 Equity Incentive Plan; (vi) 779,477 Shares reserved for future issuance under the Company’s 2018 Equity Incentive Plan; (vii) 295,581 Shares reserved for future issuance under the Company’s 2022 Inducement Plan; and (viii) 40,214 Shares reserved for future issuance under the Company’s 2018 Employee Stock Purchase Plan.
(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in “Special Factors—Section 4. Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.
(a)–(c) The filing companies of this Schedule TO are Parent, Merger Sub and Aurinia. Each of Parent’s and Merger Sub’s principal executive office is located at 77 Upper Rock Circle, Suite 700, Rockville, Maryland 20850. Aurinia’s principal executive office is located at #140, 14315 – 118 Avenue, Edmonton, Alberta T5L 4S6. Each of Parent’s, Merger Sub’s and Aurinia’s telephone number is (250) 744-2487.
Parent was incorporated under the laws of the State of Delaware on November 4, 2013 and its principal business is a biopharmaceutical company focused on delivering therapies to people living with autoimmune diseases with high unmet medical needs. Parent is a wholly owned subsidiary of Aurinia. The executive officers of Parent are: (i) Kevin Tang, Chief Executive Officer; (ii) Michael Hearne, Chief Financial Officer; (iii) Ryan Cole, Chief Operating Officer; and (iv) Stephen Robertson, Chief Legal Officer, Corporate Secretary and Chief Compliance

Officer. The directors of Parent are Messrs. Tang, Hearne and Cole. Each of Messrs. Tang, Hearne and Cole is a United States citizen. Mr. Robertson is a Canadian citizen. Each of the executive officers of Parent has a business address located at 77 Upper Rock Circle, Suite 700, Rockville, Maryland 20850.
Merger Sub was incorporated under the laws of the State of Delaware on March 27, 2026 for the purpose of consummating the Offer and effecting the Merger pursuant to the Merger Agreement, and to perform its obligations under the contingent value rights agreement, which is in substantially the form attached as Exhibit C to the Merger Agreement (the “CVR Agreement”), following the Merger when Kezar is a wholly owned subsidiary of Parent and the surviving entity from the Merger. The executive officers of Merger Sub are: (i) Kevin Tang, Chief Executive Officer; (ii) Michael Hearne, Chief Financial Officer; (iii) Ryan Cole, Chief Operating Officer; and (iv) Stephen Robertson, Chief Legal Officer, Corporate Secretary and Chief Compliance Officer. The sole director of Merger Sub is Kevin Tang. Each of Messrs. Tang, Hearne and Cole is a United States citizen. Mr. Robertson is a Canadian citizen. Each of the executive officers of Merger Sub has a business address located at 77 Upper Rock Circle, Suite 700, Rockville, Maryland 20850.
Aurinia was amalgamated as a corporation under the Business Corporations Act (Alberta) on January 1, 2011. Its principal business is a biopharmaceutical company focused on delivering therapies to people living with autoimmune diseases with high unmet medical needs. The executive officers of Aurinia are: (i) Kevin Tang, Chief Executive Officer; (ii) Michael Hearne, Chief Financial Officer; (iii) Ryan Cole, Chief Operating Officer; and (iv) Stephen Robertson, Chief Legal Officer, Corporate Secretary and Chief Compliance Officer. The directors of Aurinia are: (i) Kevin Tang, Chair; (ii) Jeffrey Bailey, Director; (iii) Kathy Goetz, Director; (iv) Craig Johnson, Director; and (v) Tina S. Nova, Ph.D., Director. Each of Messrs. Tang, Hearne and Cole is a United States citizen. Mr. Robertson is a Canadian citizen. Each of the executive officers of Aurinia has a business address located at #140, 14315 – 118 Avenue, Edmonton, Alberta T5L 4S6.
The information set forth in “The Tender Offer—Section 6. Certain Information Concerning Parent and Merger Sub” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 4.	TERMS OF THE TRANSACTION.
(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.
(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with Kezar,” “Special Factors—Section 2. Purpose of the Offer and Plans for Kezar,” “The Tender Offer—Section 5. Certain Information Concerning Kezar,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Merger Sub” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Special Factors—Section 2. Purpose of the Offer and Plans for Kezar,” “Special Factors—Section 4. Price Range of Shares; Dividends,” “Special Factors—Section 5. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) The Offer is not subject to a financing condition.
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The information set forth in “Special Factors—Section 2. Purpose of the Offer and Plans for Kezar,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Merger Sub” and Schedule A—“Information

Concerning Members of the Boards of Directors and the Executive Officers of Parent, Merger Sub and Aurinia” of the Offer to Purchase and Item 3—“Identity and Background of the Filing Persons” hereof is incorporated herein by reference.
ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “Special Factors—Section 1. Background of the Offer; Contacts with Kezar,” “The Tender Offer—Section 3. Procedures for Tendering Shares” and “The Tender Offer—Section 12. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.	FINANCIAL STATEMENTS.
Not applicable. Pursuant to Instruction 2 of Item 10 of Schedule TO, Buyer Entities’ financial statements are not considered material because the consideration offered to security holders: (i) consists solely of cash; (ii) the Offer is not subject to any financing condition; and (iii) the Offer is for all outstanding securities of the subject class.
ITEM 11.	ADDITIONAL INFORMATION.
(a) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with Kezar,” “Special Factors—Section 2. Purpose of the Offer and Plans for Kezar,” “Special Factors—Section 5. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Merger Sub,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated April 13, 2026
(a)(1)(B)*	Form of Letter of Transmittal (including Form W-9)
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)
Joint Press Release of Aurinia and Kezar issued on March 30, 2026 (incorporated by reference to Exhibit 99.1 to Kezar’s Current Report on Form 8-K (File No. 001-38542) filed with the SEC on March 30, 2026)

(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated March 30, 2026, by and among Parent, Merger Sub, Kezar, and, solely for purposes of Section 10.13, Aurinia (incorporated by reference to Exhibit 2.1 to Kezar’s Current Report on Form 8-K (File No. 001-38542) filed with the SEC on March 30, 2026)

(d)(2)*	Confidentiality Agreement, dated March 23, 2026, between Kezar and Aurinia
(d)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to Kezar’s Current Report on Form 8-K (File No. 001-38542) filed with the SEC on March 30, 2026)
(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit C of Exhibit 2.1 to Kezar’s Current Report on Form 8-K (File No. 001-38542) filed with the SEC on March 30, 2026)
(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table

*	Filed herewith.
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 13, 2026

AURINIA PHARMA U.S., INC.

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

AURINIA MERGER SUB, INC.

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

AURINIA PHARMACEUTICALS INC.

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer